Exhibit 99.1

Press Release	Media contact
Christine Peters
T +49 160 60 66 770
christine.peters@freseniusmedicalcare.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609 2601
dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Fresenius Medical Care appoints Joseph Turk as new Management Board Member for Care Enablement

●	Effective January 1, 2026, Joseph Turk will join the Management Board as Chief Executive Officer of the global operating segment Care Enablement

●	As part of a planned transition Dr. Katarzyna Mazur-Hofsäß will retire by year end

Bad Homburg (October 1, 2025) – The Supervisory Board of Fresenius Medical Care (FME), the world’s leading provider of products and services for individuals with renal disease, has appointed Joseph E. (Joe) Turk (57) as a member of the Management Board, effective January 1, 2026. Mr. Turk will serve as Chief Executive Officer of the global operating segment Care Enablement.

Mr. Turk will succeed Dr. Katarzyna Mazur-Hofsäß (62) as part of a planned transition after she informed the Supervisory Board of her intention to retire. Dr. Mazur-Hofsäß joined Fresenius Medical Care in 2018 and has been leading Care Enablement since its creation in 2022.

Mr. Turk joined Fresenius Medical Care in 2019, following the acquisition of NxStage Medical. He currently serves as Executive Vice President of Global Home and Critical Care Therapies as well as Head of US Commercial Operations. Before joining, he held positions at Boston Scientific, McKinsey & Company and Deloitte and holds a master’s in marketing, finance and operations from the J.L. Kellogg Graduate School of Management, Northwestern University (Illinois, U.S.), and a degree in economics and chemistry from Wabash College (Indiana, U.S.).

Michael Sen, Chairman of the Supervisory Board of Fresenius Medical Care AG commented:

“We are delighted to have Joe Turk join the Management Board of Fresenius Medical Care. With his expertise and commitment, he will be instrumental in continuing the margin improvement track of Care Enablement, successfully rolling out the innovative 5008X CAREsystem to the U.S. and advancing innovation in the space. It is great to have such an experienced and capable successor from within the organization.” Michael Sen added: “On behalf of the entire Supervisory Board, I would like to express my sincere appreciation to Katarzyna for her excellent work and her commitment over the past years. We wish her all the best for her retirement.”

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Helen Giza, CEO and Chair of the Management Board, said: “Joe joins the Fresenius Medical Care Management Board as a well-known colleague with a strong proven track record. He will be a valuable member of my leadership team and ensure uninterrupted execution of our FME Reignite strategy in this important phase for Care Enablement. I would like to thank Katarzyna for her significant contribution to fundamentally transforming and reshaping Care Enablement. I wish her well in her retirement.”

Joe Turk said: “I am excited to join the Fresenius Medical Care Management Board at a time when it has embarked on the FME Reignite strategy, where Care Enablement will play a crucial role in innovating for patients, caregivers and customers. I look forward to continuing working with all committed employees worldwide.”

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,676 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 300,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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